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                   [MULDOON MURPHY & AGUGGIA LLP LETTERHEAD]




                                February 7, 2007


VIA EDGAR
---------

Todd Schiffman
Assistant Director
Financial Services Group
U.S. Securities and Exchange Commission
100 F. St., NE, Mail Stop 4561
Washington, DC 20549

                  Re:      Delanco Bancorp, Inc.
                           Registration Statement on Form SB-2
                           Filed December 14, 2006
                           File No. 333-139339
                           --------------------------------------

Dear Mr. Schiffman:

         On behalf of Delanco Bancorp, Inc. (the "Company"), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 25, 2007 (the "Registration Statement").

         The Amended Registration Statement is filed in response to the staff's comment letter issued on January 30, 2007. To aid in your review, we have repeated the staff's comments followed by the Company's responses. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision ("OTS") on the Company's Application on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company's responses, has been included with this filing.

COMMENT NO. 1

HOW WE DETERMINED THE OFFERING RANGE, PAGE 3
--------------------------------------------

         WE HAVE REVIEWED THE ADDED DISCLOSURE AND RESTATE THE COMMENT. ALTHOUGH THE NEW DISCLOSURE INCLUDES ADDITIONAL FACTORS CONSIDERED, THESE FACTORS ARE STATED IN THE MOST GENERAL WAY WITHOUT ANY QUALIFICATIONS OR SPECIFIC, SUBSTANTIVE DISCLOSURE ABOUT HOW THESE FACTORS APPLIED TO DELANCO. RATHER THAN THE EXPANDED LIST OF FACTORS, CONSIDER INCLUDING GREATER QUALITATIVE AND QUANTITATIVE DISCLOSURE ON THE MOST SIGNIFICANT FACTORS INFLUENCING THE VALUATION. PLEASE REVISE TO PROVIDE MEANINGFUL DISCLOSURE ON HOW KELLER & COMPANY CONSIDERED THE VALUATION FACTORS RELATIVE TO DELANCO'S SPECIFIC SITUATION AND CONDITION.


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Todd Schiffman
February 7, 2007
Page 2


RESPONSE TO COMMENT NO. 1

         As discussed with the Staff, the Company believes that the disclosure in the carryover paragraph on page 4 of the prospectus explains how the appraiser applied the various factors that it reviewed in determining the valuation of the Company. This paragraph has been revised in response to this comment to provide greater detail on the amount of adjustment made by the appraiser, i.e. moderate or small, as indicated in the appraisal report. We note that the appraisal report does not provide any specific dollar or percentage amount for adjustments to the valuation due to any particular factor.

                                    * * * * *

         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

                                     Very truly yours,

                                     MULDOON MURPHY & AGUGGIA LLP

                                     /s/ Aaron M. Kaslow

                                     Aaron M. Kaslow

Enclosures
cc:      Robert M. Notigan
         Jessica Livingston, Securities and Exchange Commission
         Paul M. Aguggia